

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2015

Via E-mail
Conn Flanigan
Chief Executive Officer
American Housing REIT Inc.
1601 Blake Street, Suite 310
Denver, CO 80202

> **Re:** **American Housing REIT Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed January 23, 2014**
> **Form 10-K/A for the Fiscal Year Ended September 30, 2013**
> **Filed November 26, 2014**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2014**
> **Filed October 6, 2014**
> **File No. 000-54727**

Dear Mr. Flanigan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended September 30, 2014

Exhibit 31.1

1.   In future filings, please revise your certifications to conform to the exact wording prescribed by Item 601(b)(31) of Regulation S-K.

Form 10-Q for the quarter ended March 31, 2014

Note 6 – Single Family Residence Acquisitions, page 8

2.   We have reviewed your response to comment 3 and it does not appear you have considered the impact of your acquisition costs, which should be expensed in a business combination. Please quantify the impact of these costs, and provide us with a revised materiality analysis if you determine the impact is not material.

3.   As previously requested, please provide us with an analysis of how you determined that you were not required to present financial information for any of these, or subsequent acquisitions, under Rule 3-14 of Regulation S-X.

        If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3429.

                                Sincerely,

                                /s/ Kristi Marrone

                                Kristi Marrone
                                Senior Accountant